SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: May, 2004	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of Registrant's name into English)

725 Montée de Liesse Ville Saint-Laurent, Quebec Canada H4T 1P5
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If  “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_N/A_.

   FOR IMMEDIATE RELEASE

PRESS RELEASE

MONETIZATION TRANSACTIONS WITH RESPECT TO
CLASS A SUBORDINATE VOTING SHARES
OF GILDAN ACTIVEWEAR INC.

Montreal, May 14, 2004 – Messrs. H. Greg Chamandy and Edwin B. Tisch, through their respective holding companies (collectively the “Shareholders”), announced today that they have agreed to enter into transactions with a Canadian chartered bank involving the monetization of 2,749,200 and 550,000 Class A Subordinate Voting Shares (the “Class A Shares”) of Gildan Activewear Inc. (“Gildan”), respectively, representing a total of 11.1% of the outstanding Class A Shares of Gildan.

These transactions were entered into for personal estate planning and portfolio diversification purposes.

For information, please contact:

H. Greg Chamandy
Edwin B. Tisch
(514) 735-2023

SIGNATURE

     Pursuant to the requirements of the Securitiecs Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

(Signed) Stéphane Lemay
Stéphane Lemay
Vice-President, Public and Legal Affairs

Date May 14, 2004